Carey Roberts
Deputy General Counsel, Chief Compliance Officer & Corporate Secretary

Marsh & McLennan Companies, Inc.
1166 Avenue of the Americas
New York, New York 10036
+1 212 345 9256
Fax + 1 212 827 3219
carey.roberts@mmc.com
www.mmc.com

July 27, 2016

Ms. Cecilia Blye, Chief
Office of Global Security Risk
Division of Corporation Finance
Securities and Exchange Commission,
100 F Street, N.E.
Washington, D.C. 20549

Re:	Marsh & McLennan Companies, Inc. (“MMC”) Form 10-K for the Fiscal Year Ended December 31, 2015 Filed February 24, 2016 File No. 1-05998

Dear Ms. Blye:
This letter is in response to your correspondence dated July 20, 2016 concerning MMC’s Form 10-K for the year ended December 31, 2015. Although your letter requested a response within ten business days, we will require additional time to gather information and prepare our response to the Staff’s comments. Accordingly, we respectfully request an extension to August 17, 2016.

Please do not hesitate to call me at (212) 345-9256 if you have questions regarding the above. Thank you in advance.

Very truly yours,

/s/ Carey S. Roberts
Carey S. Roberts Deputy General Counsel, Chief Compliance Officer & Corporate Secretary

cc:	Suzanne Hayes Pradip Bhaumik Division of Corporation Finance Securities and Exchange Commission